UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 6)
____________________
OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company)
____________________
OMRIX BIOPHARMACEUTICALS, INC.
(Names of Persons Filing Statement)

____________________
Common Stock, par value $0.01 per share
(Title of Class of Securities)
____________________

681989109

(CUSIP Number of Class of Securities)
____________________
Robert Taub
Chief Executive Officer
Omrix Biopharmaceuticals, Inc.
1120 Avenue of Americas
New York, New York 10036
(212) 887-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
____________________
With copies to:

David Fox and Randall Doud
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Omrix Biopharmaceuticals, Inc. (the "Company") initially filed on November 26, 2008, as amended by Amendment No. 1 thereto filed on December 1, 2008, Amendment No. 2 thereto filed on December 5, 2008, Amendment No. 3 thereto filed on December 11, 2008, Amendment No. 4 thereto filed on December 17, 2008 and Amendment No. 5 thereto filed on December 19, 2008 (the "Statement").  The Statement relates to the cash tender offer by Binder Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated November 25, 2008 filed with the Securities and Exchange Commission, to purchase all of the Company's outstanding common stock, par value $0.01 per share (the "Shares"), at a price of $25.00 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2008 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto.   Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended and supplemented by adding the following paragraphs as a new subsection of (b) immediately before the subsection entitled “Background and Reasons for the Company Board's Recommendation–Opinion of the Company's Financial Advisor”.

“Certain Projected Financial Information Underlying the Analysis of the Company's Financial Advisor.  Certain financial projections prepared by the Company’s management were reviewed by the Company Board and made available to the Company's financial advisor in connection with its opinion (the "Projections").

The Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control.  The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.  As such, the Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Projections, including the various risks set forth in the Company’s periodic reports.  There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.  The Projections cover multiple years and such information by its nature becomes less reliable with each successive year.

Other than as indicated below, the Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of the Company by Parent pursuant to the Offer and the Merger.  There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of Parent’s intentions with respect to the conduct of the Company’s business thereafter.  Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in the Projections. Further, the Projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The Projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.  Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The tables below set forth a summary of the total revenue, operating income, net income, earnings per share, EBITDA and adjusted EBITDA for the Company on a consolidated basis for fiscal years 2008 through 2013, in each case as set forth in the Projections.

Summary of Projections

($ in thousands, except earnings per share)
Income Statement	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013

Total Revenue	$78,181	$87,108	$131,267	$187,805	$255,676	$286,832

Operating Income	8,750	10,223	20,448	48,939	82,141	90,236

Net Income	11,578	10,560	19,615	45,220	75,334	82,757

Earnings per Share	0.66	0.60	1.10	2.50	4.12	4.47

EBITDA	10,000	11,809	22,296	52,583	89,216	98,172

Adjusted EBITDA (a)	7,943	16,541	21,161	49,248	85,881	94,837
(a) Excludes amortization of milestone payments to be made under the commercial agreements between the Company and a subsidiary of Parent described at "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser—Other Agreements between the Company and Parent."

The forward looking financial information presented above is presented solely as a supplemental disclosure. The information provided under the heading “EBITDA”and "Adjusted EBITDA" above is not a measure of financial performance under U.S. generally accepted accounting principles (“GAAP”) and should be considered in addition to, but not as a substitute for, other measures of financial performance reported by the Company here and elsewhere in accordance with GAAP. For purposes of the EBITDA and Adjusted EBITDA disclosure above, the Company is unable to provide a quantitative reconciliation with GAAP because such information is not available without unreasonable effort. However, the Company believes that EBITDA and Adjusted EBITDA generally is useful information to investors as it is used by the Company’s management to evaluate the operating performance of the Company’s business.”

Item 8. Additional Information

The subsection (i) of this Item 8 entitled "Certain Litigation" is hereby amended and supplemented by adding the following text to the end of such subsection:

On December 19, 2008, the parties to the purported stockholder lawsuits captioned Rice v. Omrix Pharmaceuticals, Inc., et al., Index No. 081603454, and Burton v. Ellberger et al., Index No. 081116452, entered into a memorandum of understanding (“MOU”) pursuant to which the parties agreed to settle those purported stockholder lawsuits.  The MOU resolves the allegations by the plaintiffs against the defendants in connection with the Offer and the Merger and provides a release and settlement by the class of the Company's stockholders of all claims against the defendants and their affiliates and agents in connection with the Offer and the Merger.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

OMRIX BIOPHARMACEUTICALS, INC.

By:	/s/ Nanci Prado
Name:	Nanci Prado
Title:	Vice President, General Counsel

Dated: December 19, 2008